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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 8-A/A-2

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  infoUSA INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                                        47-0751545
(State of incorporation or organization)                 (I.R.S. Employer
                                                         Identification No.)
         5711 SOUTH 86TH CIRCLE
             OMAHA, NEBRASKA                                    68127
 (Address of principal executive offices)                     (Zip Code)

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

     Title of each class                     Name of each exchange on which
     to be so registered                     each class is to be registered
          NONE                                           N/A

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) check the following box. [X]

  SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS FORM RELATES:

                                       N/A
                                 (if applicable)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                         COMMON STOCK, $0.0025 PAR VALUE
                         (FORMERLY CLASS B COMMON STOCK)
                                (Title of Class)

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

         infoUSA, Inc. (the "Company") hereby amends and restates in its entirety the Registration Statement on Form 8-A relating to the Company's Common Stock, filed by the Company on October 19, 1991, and amended on October 6, 1997.

ITEM 1.       DESCRIPTION OF SECURITIES TO BE REGISTERED

         This Registration Statement relates to the Common Stock of the Company.

         Prior to October 21, 1999, the Company had two classes of Common Stock, designated "Class A Common Stock" and "Class B Common Stock." On October 21, 1999, the stockholders of the Company approved an amendment to the Company's Certificate of Incorporation to (i) authorize a new class of common stock, designated as Common Stock (the "Reclassified Common Stock"), (ii) combine and reclassify the Company's Class A Common Stock and Class B Common Stock into the Reclassified Common Stock on a one-for-one basis, and (iii) establish the rights, powers and limitations of the Reclassified Common Stock. An amendment to the Company's Certificate of Incorporation, setting forth the rights, powers, and limitations of the Reclassified Common Stock, was filed with the Secretary of State of the State of Delaware on October 22, 1999. Following such amendment, the Company's authorized capital stock consists of 295,000,000 shares of Common Stock, par value $0.0025, and 5,000,000 shares of Preferred Stock, par value $0.0025. Of the Preferred Stock, 255,000 shares have been designated Series A Preferred Stock and 4,745,000 remain undesignated.

         The following summary of certain features of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation, as amended, and Certificate of Designation, as amended, which are included as exhibits to this Registration Statement, and by the provisions of applicable law.

COMMON STOCK

         The holders of Common Stock may take action by written consent in accordance with Delaware law, but do not have the right to cumulate votes in connection with the election of Directors. In the event of a liquidation, dissolution or winding up of the Company and subject to any rights of the Preferred Stock, the holders of each class of Common Stock shall first receive any declared but unpaid dividends with respect to such class, and then shall be entitled to share ratably in all assets remaining after payment of the Company's liabilities. A sale of all or substantially all of the Company's assets or a merger in which the stockholders of the Company immediately prior to the merger own less than a majority of the voting power of the surviving entity following the merger, will be treated as a liquidation, dissolution or winding up of the Company. The Common Stock has no preemptive, conversion or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable. There are no restrictions on the transferability of the Common Stock, except for such restrictions as may be entered into by the holders thereof contractually, or may be imposed on the holders thereof by applicable laws.



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         Voting Rights. Holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders.

         Dividend Rights. The Class B Common Stock does not have any right to receive dividends unless and until such dividends are declared by the Board of Directors out of funds legally available therefor. All such dividends declared on Common Stock shall be paid at an equal per-share rate. The Company has not paid any cash dividends since its inception, and does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain available future earnings to finance the operations of the business.

PREFERRED STOCK

         Series A Preferred Stock

         No shares of Series A Preferred Stock are currently outstanding. The Series A Preferred Stock was designated by the Board of Directors in connection with the Company's stockholder rights plans. The Series A Preferred Stock is issuable upon the exercise of certain currently unexercisable purchase rights, which rights are currently attached to and trade with the outstanding shares of Common Stock. Because of the voting, dividend and liquidation rights of each series of Preferred Stock, described below, the value of a one-thousandth interest in one share of Series A Preferred Stock should approximate the value of one share of Common Stock. The Preferred Stock purchase rights, and the conditions upon which they detach from the Common Stock and become exercisable, are discussed in detail at "Certain Anti-Takeover Effects--Stockholder Rights Plan."

         Upon issuance of Preferred Stock, the holders thereof, together with the holders of Common Stock, may take action by written consent in accordance with Delaware law, but will not have the right to cumulate votes in connection with the election of Directors. The Preferred Stock has no preemptive, conversion or other subscription rights and there are no redemption or sinking fund provisions applicable to the Preferred Stock. There are no restrictions on the transferability of the Preferred Stock, except for such restrictions as may be entered into by the holders thereof contractually, or may be imposed on the holders thereof by applicable laws.

         Voting Rights. Holders of the Series A Preferred Stock are entitled to 1,000 votes per share on all matters submitted to a vote of the stockholders. The votes of holders of Series A Preferred Stock will be counted together with the votes of the Common Stock for all purposes, unless the matter to be voted on would increase or decrease the par value of such series or alter or change the powers, preferences or special rights of the shares of such series so as to affect it adversely.

         Dividend Rights. The Series A Preferred Stock is entitled to a dividend equal to 1,000 times any dividend declared per share of Common Stock.

         Liquidation Rights. In the event of a liquidation, dissolution or winding up of the Company holders of Series A Preferred Stock are entitled to receive 1,000 times any amount payable to the Common Stock, plus, any accrued but unpaid dividends. As is the case for the Common Stock, a sale of all or substantially all of the Company's assets or a merger in which the stockholders of the Company, immediately prior to the merger own less than a majority of the voting power of the



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surviving entity following the merger, will be treated as a liquidation, dissolution or winding up of the Company.

      Undesignated Preferred Stock

         Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue the remaining 4,745,000 undesignated shares of Preferred Stock in one or more series and to fix the designations, powers, preferences and privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock or the Series A Preferred Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of Common Stock or the Series A Preferred Stock. Preferred Stock could thus be issued quickly with terms calculated to delay, or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and the other rights of the holders of Common Stock. At present, there are no shares of Preferred Stock outstanding and the Company has no plans to issue any of the Preferred Stock, except as described above. See "Series A Preferred Stock."

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for the Company's Common Stock is Norwest Shareowner Services of Minnesota.

CERTAIN ANTI-TAKEOVER EFFECTS

         Stockholder Rights Plan. The Board has adopted a stockholder rights plan with respect to its Common Stock (the "Rights Plan"). Pursuant to the Rights Plan, the Board declared a dividend distribution of Series A Preferred Stock purchase rights to the holders of Common Stock (the "Rights"). The Rights currently trade with shares of the Company's Common Stock and have no impact on the way the Company's shares are traded. The Rights are not exercisable until ten days after a person or group (other than present holders of more than 15% of the Company's voting stock, including the Company's Chairman, Vinod Gupta, or members of his family) announces acquisition of 15% or more of the Company's outstanding voting stock or the commencement of a tender offer which would result in ownership by the person or group of 15% or more of the outstanding voting stock.

         Once a person or group (the "Acquiring Person") acquires 15% or more of the Company's voting stock (a "Trigger Event"), each Right not owned by the Acquiring Person will entitle its holder to purchase, at such Right's then current exercise price, that number of shares of Common Stock of the Company (or, in certain circumstances as determined by the Board, cash, other property or other securities) having a market value at that time of twice such Right's exercise price. If, after the tenth day following acquisition by such Acquiring Person of 15% or more of the Company's voting stock, the Company sells more than 50% of its assets or earning power or is acquired in a merger or other


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business combination transaction, the Acquiring Person must assume the obligations under the Rights and the Rights will become exercisable to acquire common stock of the Acquiring Person at the discounted price. The Rights are redeemable at the Company's option for $0.001 per Right at any time on or prior to public announcement that a Person has acquired beneficial ownership of 15% or more of the Company's voting stock.

         The Rights are designed to protect and maximize the value of stockholders' interests in the Company in the event of an unsolicited takeover attempt through such methods as a gradual accumulation of shares in excess of 15% of the outstanding stock followed by a two-tier tender offer or other tactics that do not treat all shareholders equally. The Rights Plan is not intended to prevent a takeover, but instead to protect stockholders from the abusive and coercive tactics that often occur in takeover attempts. These tactics may unfairly pressure stockholders, deprive them of the full value of their shares, or squeeze them out of their investment without giving them any real choice.

         Classified Board of Directors. The Company's Certificate of Incorporation currently provides for three classes of directors, each with three-year terms. The term of one class of Directors terminates at each annual meeting of stockholders. As a result, stockholders desiring to replace the incumbent directors and gain control of the Board would be required to win at least two annual contests before their nominees constituted a majority of directors.

         Super-majority Required to Amend Certificate of Incorporation. The Company's Certificate of Incorporation provides that the affirmative vote of the holders of at least 60% of the shares entitled to vote, voting together as a single class, is required to amend provisions of the Certificate of Incorporation. These provisions of the Certificate of Incorporation could discourage potential acquisition proposals and could delay or prevent a change in control of the Company.

         Section 203 of the Delaware General Corporation Law. Finally, because the Company has not by a provision in its Certificate of Incorporation elected otherwise, it is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which imposes certain restrictions, described below, on"business combinations" with an "interested stockholder" that could produce anti-takeover effects in certain circumstances. Section 203 defines a business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

         Subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time, the board



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of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (not counting those shares owned by directors who are also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

ITEM 2.       EXHIBITS.

1. Certificate of Incorporation of infoUSA Inc., as amended through October 22, 1999

2. Amended Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of infoUSA Inc.

3. Amended and Restated Preferred Shares Rights Agreement, dated as of October 22, 1999 between infoUSA Inc. and Norwest Bank Minnesota, N.A., including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.

4.   Specimen of Common Stock Certificate





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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 20, 2000                       infoUSA INC.


                                            By: /s/ STORMY L. DEAN
                                                -------------------------------
                                                Stormy L. Dean
                                                Controller and Acting Chief
                                                Financial Officer





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                                INDEX TO EXHIBITS

    EXHIBIT                                                                                      METHOD
      NO.         DESCRIPTION                                                                   OF FILING
    99.1          Certificate of Incorporation of infoUSA Inc., as amended through October      Filed herewith
                  22, 1999

    99.2          Amended Certificate of Designation of Rights, Preferences and Privileges of   Filed herewith
                  Series A Participating Preferred Stock of infoUSA Inc.

    99.3          Amended and Restated Preferred Shares Rights Agreement, dated as of October   Filed herewith
                  22, 1999 between infoUSA Inc. and Norwest Bank Minnesota, N.A., including the Certificate of Designation, the form of Rights Certificate and the
                  Summary of Rights attached thereto as Exhibits A, B and C, respectively.

    99.4          Specimen of Common Stock Certificate                                          Filed herewith